SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                   3rd Quarter Financials ending June 30, 1999

                               Alexa Ventures Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                        Form 20-F |X|       Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes |X|       No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Alexa Ventures Inc.


Date: August 25, 1999                       Mr. Gerry A. Racicot
                                            President

                                MANAGEMENT REVIEW
--------------------------------------------------------------------------------

STRATFORD, ONTARIO, CANADA, AUGUST 1999--Gerry Racicot, President of Alexa Ventures Inc., (ALEXA), a leading computer and energy-efficiency electronic products company, reported continued growth and plans to further consolidate its structure by incorporating its Lexatec subsidiary into the Eiger Labs operation on completion of the acquisition.

"Once again, Alexa Ventures Inc. is pleased to announce continued financial capital growth and implementation of its growth strategy through careful acquisition," said Racicot.

On July 10, 1999, Alexa entered into a letter of intent to purchase 64% of Eiger Labs Inc. and 64% of its manufacturing company Point Multimedia Systems Inc. Eiger Labs is a distributor of fax/modems Ethernet, PNA and MP3 players in the USA, operating out of the Silicon Valley. Point Multimedia Systems (POINT) is based in South Korea and is a circuit board assembler and distributor of electronic products. Point manufactures fax/modems, PNA, PCMCIA and other products for both Eiger and Point to distribute in South Korea.

"Eiger is #2 in the US PCMCIA modem retail market with a 14 % market share and strong relationships with major retailers including Comp USA, Best Buy, Computer City, Ingram-Micro, Micro Centre & others," said Racicot.

"Overall sales decreased during the quarter from $16,413,000 to $7,426,000 due to the re-organization of Lexatec VR Systems, Inc., and by the elimination of lower margin high risk sales. It is anticipated that Lexatec's revenue will be enhanced by the Eiger aquisition,with more profitable revenue growth being expected to ensue in the future months. Net loss for the period of $66,000 vis a vis a profit of $71,000 recognizes the cost of raising capital and the lack of business being done prior to the equity financing and the consequence of the lack of capital.

"The balance sheet has been strengthened with cash increasing by $2,050,000, the inventory and accounts receivable reducing by $3,296,000, the debt has reduced by $4,546,000, share capital increasing by $5,000,000 and shareholder equity increased to 8,033,000 from 2,674,000 " continued Racicot.

K-Troniks International Corp. (K-Tronik) is enjoying increased sales with monthly sales increases resulting in a profit of $25,000 in June. Sales are expected to increase substantially over the next 12 months.

"Alexa has never been stronger, both financially and operationally. We look forward to a future growth and prosperity from our diligence and hard work," concluded Racicot.

ALEXA VENTURES INC.


G.A. Racicot                            K. Attoe, C.A.
Chief Executive Officer                 Chief Financial Officer

Alexa Ventures Inc.
Unaudited Consolidated Balance Sheet

June 30                                              1999              1998
--------------------------------------------------------------------------------
Assets

Current
      Cash                                          2,050,000
      Accounts Receivable                           2,007,000         4,131,000
      Inventories                                   2,619,000         3,791,000
      Prepaid Expenses                                 78,000           105,000
      Due from Related Party                           24,000            18,000
                                                  -----------       -----------
                                                    6,778,000         8,045,000

      Capital (Net of Amortiaztion)                 2,543,000         2,550,000
      Long - Term Investments                       2,368,000           342,000
      Other                                           630,000           419,000
                                                  -----------       -----------
                                                   12,319,000        11,356,000

--------------------------------------------------------------------------------
Liabilities and Shareholder's Equity

Current
      Bank Loan                                     1,235,000           660,000
      Accounts Payable and Accrued Liabilities      1,224,000         5,382,000
      Current Portion of lease obligation              48,000           107,000
      Current Portion of Long Term Debt                87,000            87,000
      Provision for Income Taxes                     (171,000)           55,000
                                                  -----------       -----------
                                                    2,423,000         6,291,000
                                                  -----------       -----------
Long Term
      Obligation under capital lease                   17,000            41,000
      Long - Term Debt                              1,504,000         2,172,000
                                                  -----------       -----------
                                                    1,521,000         2,213,000
                                                  -----------       -----------
Deferred Income Taxes                                 176,000           143,000
                                                  -----------       -----------
Non - controlling Interest                            166,000            35,000

Shareholder's Equity
      Share Capital                                 7,176,000         2,176,000
      Contributed Surplus                             642,000           264,000
      Retained Earnings                               215,000           234,000
                                                  -----------       -----------
                                                    8,033,000         2,674,000
                                                  -----------       -----------
                                                   12,319,000        11,356,000

Alexa Ventures Inc.
Unaudited Statement of Consolidated Operations and Retained Earings

For the nine months ended June 30

                                                   1999                1998
--------------------------------------------------------------------------------
Sales                                             7,426,000          16,413,000

Cost of Sales
      Work in Process, beginning                     40,000              46,000
      Cost of Goods Manufactured                  5,821,000          14,623,000
                                                -----------         -----------
                                                  5,861,000          14,669,000
      Work in Process, end                           40,000              46,000
                                                -----------         -----------
Cost of Sales                                     5,821,000          14,623,000
                                                -----------         -----------
Gross Margin                                      1,605,000           1,790,000

Administrative Expenses                           1,968,000           1,652,000
                                                -----------         -----------
Net Income (loss) for the period                   (363,000)            138,000

Provision for Income Taxes                         (171,000)             55,000
                                                -----------         -----------
Net Income for the Period                          (192,000)             83,000

Non-controlling Interest                           (126,000)             12,000
                                                -----------         -----------
Net Income for the Period                           (66,000)             71,000

Retained Earnings, Beginning of Year                247,000             163,000

Prior Period Adjustment                              35,000

Retained Earings, End of Year                       215,000             234,000
                                                ===========         ===========

Alexa Ventures Inc.
Unaudited Statement of Consolidated Changes in Financial Position

For the nine months ended June 30
                                                              1999             1998
---------------------------------------------------------------------------------------
Cash provided by  (used in)
Operating Activities
      Net Income (loss) for the period                        (66,000)          71,000

      Items not involving cash Amortization                   159,000          104,000
                                                           ----------       ----------
                                                               93,000          175,000

Changes in non-cash working capital balances
      Accounts Receivable                                      86,000       (3,357,000)
      Inventories                                             603,000       (1,947,000)
      Prepaid Expenses                                        (35,000)         (80,000)
      Accounts payable and accrued                         (1,138,000)       4,861,000
      Other                                                         0          110,000
      Non-controlling Interest                               (126,000)         109,000
      Provision for Income Taxes                             (218,000)          55,000
                                                           ----------       ----------
Total Cash provided by (used in) operating activities        (735,000)         (74,000)
                                                           ----------       ----------

Investment Activities
      Purchase of Capital Assets                             (840,000)        (652,000)
      Purchase of Long Term Investment                     (1,157,000)        (150,000)
                                                           ----------       ----------
                                                           (1,997,000)        (802,000)
                                                           ----------       ----------

Financing Activities
      Lease Obligation                                        (55,000)         (80,000)
      Increase in Long-Term Debt                              (96,000)         965,000
      Common Shares Issued                                  5,000,000           47,000
                                                           ----------       ----------
                                                            4,849,000          932,000
                                                           ----------       ----------

Increase (decrease) in cash during period                   2,117,000           56,000

Bank indebtedness,beginning                                (1,302,000)        (716,000)
                                                           ----------       ----------
Bank indebtedness,end                                         815,000          660,000)
=======================================================================================
Represented by
      Bank Loan                                               815,000         (660,000)
                                                           ----------       ----------
                                                              815,000         (660,000)

Alexa Ventures Inc.

Supplementary Information
As at June 30, 1999

Schedule A:

      Financial Information - see unaudited consolidated financial statements

Schedule B:

#1 -  See attached schedule of Administrative Expenses
   - During the period, the company has had transactions with directors and other related parties. The

#2 a) Options Exercised - October 1st to December 31,1998
                        - Nil
                        - January 1st to March 31, 1999
                        - Nil
                        - April 1st, 1999 to June 30, 1999
                        - Nil
#2 b) Options Granted   - October 1st to December 31,1998
                        - Nil
                        - January 1st to March 31, 1999
                        - Nil
                        - April 1st to June  30, 1999
                        - Nil

#3 a) 18,815,001 shares issued and outstanding

#3 b) Outstanding Options:

    NAME                            # OF SHARES        PRICE       EXPIRY DATE

Ken Rampersad                          50,000           .55          05/01/00
Keith Attoe                            50,000           .60          09/08/00
Keith Attoe                           100,000           .90          11/11/00
Walter Keyser                          50,000           .70          09/30/00
Beverly Boorsma                        15,000           .85          11/07/00
James E. Lalonde                       50,000           .85          09/17/99
Ken Rampersad                          50,000           .85          04/17/00
Keith Attoe                           100,000           .85          04/17/00
Dingerman Kleppe                       30,000           .85          04/17/00
Walter Keyser                         100,000           .85          04/17/00
Robert Kim                            200,000           .60          04/02/01
Steve Kim                              50,000           .60          04/02/01
Robert Kim                            350,000           .60          04/02/01
Cheon Hong Kim                         25,000           .80          06/25/00
Robert Hoegler                         25,000           .75          05/01/00

#3 c) Total number of shares in escrow - nil

#3 d) List of Directors

      Gerry Racicot                 Walter Keyser
      Robert Hoegler                Keith Attoe
      Ernest Kolenda                Morden C. Lazarus
      Sidney Harkema

Alexa Ventures Inc.
Unaudited Schedule of Consolidated Administrative Expenses

For the nine months ended June 30, 1999                  1999              1998
-------------------------------------------        ----------        ----------
Selling salaries and benefits                          40,153            71,054
Administration salaries and benefits                   21,653            21,932
Engineering salaries and benefits                      76,368            73,776
Consulting fees                                        78,967           145,777
Professional fees                                      53,954         1,020,638
Bad debts                                              14,950            34,000
Interest and bank charges                             165,910           147,070
Office supplies                                         8,674            10,425
Telephone                                              12,064            15,437
Advertising and promotion                               6,000            10,312
Lex. Administrative Expense                           460,922                --
K-T Administrative Expense                            939,697                --
Business taxes                                             --            24,750
Amortization of goodwill and
organizational costs                                   26,873             5,636
Miscellaneous                                           4,843             2,488
Filing fees                                            20,600            15,117
Relocation                                                 --            12,701
Repairs and Maintenance                                 1,442             1,972
Exchange losses(gains)                                 (1,532)          (12,694)
Capital tax                                            12,962            28,042
Building Amort                                         23,526            23,526
                                                   ----------        ----------
                                                    1,968,027         1,651,959

                               ALEXA VENTURES INC.
                        NOTES to the FINANCIAL STATEMENTS
                                  June 30, 1999

Reconciliation to U.S. GAAP:

Relevant difference between accounting principles generally accepted in Canada ("Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

      1) Product development costs, which may be capitalized and amortized under Cdn GAAP, are to be expensed as incurred under U.S. GAAP;

      2) Negotiated loan reduction, added to contributed surplus under Cdn. GAAP, is to be treated as income under U.S. GAAP.

Following is a reconciliation which summarizes the effects of the differences discussed above.

                                                   1999                 1998
                                                   ----                 ----
                                                     $                    $

Net Income per Cdn.GAAP                             (66,000)             71,000

Net Income Per U.S. GAAP                            (66,000)             71,000

Retained Earnings ( Deficit)
End of Quarter per Cdn. GAAP                        215,000             234,000

Negotiated Loan Reduction                           424,000                  --
Adjustment re Depreciable Life of
Computer Equipment                                  (30,000)            (30,000)
Defeffed Tax Adjustment                              12,000              12,000

Retained Earnings (Deficit)
End of Period per U.S. GAAP                         621,000             216,000
                                                -----------         -----------

Total Assets per Cdn. GAPP                       12,319,000          11,356,000

Adjustments re Depreciable Life of
Computer Equipment                                  (30,000)            (30,000)
Deferred Tax Adjustments                             12,000              12,000

Total Assets per U.S. GAAP                       12,301,000          11,338,000
                                                -----------         -----------